Filed Pursuant to Rule 424(b)(5)
Registration Number 333-97697
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 20, 2002)

8,139 SHARES
WASTE MANAGEMENT, INC.
COMMON STOCK

     Our common stock is listed on the New York Stock Exchange under the trading symbol “WMI.” On May 22, 2006, the last reported sale price of the common stock on the New York Stock Exchange was $36.52 per share.
     We are issuing the shares directly to a warrant holder upon exercise by such holder of a currently outstanding warrant. The warrant, originally issued in August 1996, entitles the holder to purchase 30,000 shares of our common stock at a purchase price of $26.75 per share. The warrant allows the holder to exercise pursuant to a net settlement provision, which means the Company will withhold that number of shares that is equal to the exercise price of the warrant. Therefore, the Company will not receive cash proceeds from the sale of the shares.
     Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 4 of the prospectus dated November 20, 2002.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     We expect to deliver the shares against payment therefor in Houston, Texas on or about May 25, 2006.
Prospectus Supplement dated May 24, 2006